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                                                                 EXHIBIT (a)(38)

[GEAC LOGO]                                                   [COMSHARE(R) LOGO]


                                                                    NEWS RELEASE
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          GEAC AND COMSHARE ANNOUNCE RESULTS OF COMSHARE TENDER OFFER;
                   GEAC ACQUIRES APPROXIMATELY 84% OF COMSHARE

                   GEAC TO PROVIDE SUBSEQUENT OFFERING PERIOD

MARKHAM, ONTARIO AND ANN ARBOR, MICHIGAN-- August 1, 2003 -- Geac Computer Corporation Limited (TSX: GAC), a global enterprise software company for Business Performance Management, and Comshare, Incorporated (Nasdaq: CSRE), a leading provider of software that helps companies implement and execute strategy, today announced the results of Geac's tender offer for all the outstanding common shares of Comshare, which expired at midnight on July 31, 2003. Based upon a preliminary tally by Equiserve Trust Company, N.A., the Depositary for the offer, 9,039,483 shares, or 83.5% of Comshare's outstanding shares, were validly tendered (including 134,144 shares tendered by notice of guaranteed delivery). Geac has accepted for payment all shares validly tendered and not properly withdrawn. The final count of shares tendered, including guaranteed deliveries, will be available on August 5, 2003. Shareholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of US$4.60 net per share, in cash.

Geac also announced that it will provide a subsequent offering period of seven business days, which will commence at 9:00 a.m. EDT today, and expire at 5:00 p.m. EDT on Monday, August 11, 2003, unless extended. Common shares of Comshare validly tendered during this subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of US$4.60 net per share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period.

The purpose of the subsequent offering period is to enable holders of common shares of Comshare who did not tender during the original offering period to participate in the offer and to receive the US$4.60 offer price on an expedited basis. Pursuant to the agreement and plan of merger entered into on June 22, 2003 among Geac, its wholly owned subsidiary Conductor Acquisition Corp. and Comshare, Geac will acquire the balance of the shares not tendered during the original offering period and the subsequent offering period through a cash merger of Conductor Acquisition Corp. with and into Comshare. In the merger, holders of any remaining outstanding common shares of Comshare will receive cash in the amount of US$4.60. Geac holds approximately 84% of the outstanding common shares of Comshare. This is sufficient to enable Geac, under the articles of incorporation of Comshare and applicable Michigan law, to approve the merger.

However, if Geac can acquire, during the subsequent offering period, shares that, in addition to those already tendered, constitute at least 90% of the outstanding common shares of Comshare, Geac will be able, under applicable Michigan law, to consummate the merger without the need for a meeting of the stockholders of Comshare. In this event, the merger could take place immediately following the expiration of the subsequent offering period on August 11, 2003. If Geac is unable to acquire at least 90% of the outstanding common shares of Comshare, it will be necessary for Comshare to schedule a meeting of its

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shareholders to approve the merger and for such purpose to circulate proxy materials and solicit proxies from its shareholders. In this case, although a favorable outcome of the shareholder meeting is assured, the completion of the second step merger likely would not occur, and Comshare shareholders would not be entitled to receive the merger consideration, until approximately 45 to 60 days after the expiration of the original offer. In either event, holders of common shares of Comshare who did not tender will receive in the merger the same US$4.60 per share payable to holders who tender during the subsequent offering period.

Shareholders who wish to accept the offer during the subsequent offering period may do so by properly completing and executing the Letter of Transmittal that accompanied the Offer to Purchase and depositing the same, together with certificates representing their shares, with the Depositary in accordance with the instructions in the Letter of Transmittal and the Offer to Purchase. Shareholders may also accept the offer by following the procedures for book-entry transfer or for guaranteed delivery described in Section 3 of the Offer to Purchase, under "The Offer-Procedures for Accepting the Offer and Tendering Shares."

Questions and requests for assistance concerning the offer may be directed to Georgeson Shareholder Securities Corporation, the dealer manager for the offer, at (800) 445-1790, or Georgeson Shareholder Communications Inc., the information agent for the offer, at (800) 286-9178.

ABOUT GEAC

Geac (TSX: GAC - News) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

ABOUT COMSHARE

Comshare, Incorporated (NASDAQ:CSRE) is a leading provider of software that helps companies implement and execute strategy. Comshare's corporate performance management application encompasses planning, budgeting, forecasting, financial consolidation, management reporting and analysis. For more information on Comshare, please call 1-800-922-7979, send email to info@comshare.com or visit Comshare's website at www.comshare.com.

SAFE HARBOR STATEMENT

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risks and Uncertainties" in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 contained in its Report of Foreign Issuer on Form 6-K, filed with the United States Securities and Exchange Commission on July 2, 2003, copies of which are available through the website maintained by the SEC at www.sec.gov, and in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 filed with the Canadian Securities Administrators on June 25, 2003 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com.


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FOR FURTHER INFORMATION

INVESTOR CONTACT:

Melody Firth
Geac
905.475.0525 x3325
melody.firth@geac.com

MEDIA CONTACTS:

David Domeshek
Geac
508.871.5064
david.domeshek@geac.com

Charles Spofford
Miller Consulting
617.262.1800
charles@millergrp.com